Commission File Number 001-31914

Exhibit 99.1

ANNOUNCEMENT ON SUPPLEMENTARY INFORMATION

REGARDING THE COMPENSATION OF DIRECTORS, SUPERVISORS AND SENIOR

MANAGEMENT MEMBERS IN 2012

China Life Insurance Company Limited (the “Company”) has disclosed the information regarding the compensation of Directors, Supervisors and senior management members of the Company in its 2012 Annual Report on a preliminary basis. Information regarding their final compensation is reported as follows:

Unit: RMB ten thousand

Name	Position	Basic annual salary	Annual performance bonus	Total salary		Welfare (including benefits and contribution by the employer to social insurances, housing provident fund and enterprise annuity fund)	Total (before tax)		The actual payment in 2012 (before tax)
					Including: deferral payment			Including: deferral payment
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Yang Mingsheng	Chairman and Executive Director	33.41	73.03	106.44	36.52	25.01	131.45	36.52	94.93
Wan Feng	Executive Director and President	40.10	87.66	127.76	43.83	32.66	160.42	43.83	116.59
Lin Dairen	Executive Director and Vice President	39.65	86.68	126.33	43.34	32.31	158.64	43.34	115.30
Liu Yingqi	Executive Director, Vice President and Board Secretary	39.65	86.68	126.33	43.34	32.31	158.64	43.34	115.30
Miao Jianmin	Non-executive Director	—	—	—	—	—	—	—	—
Zhang Xiangxian	Non-executive Director	—	—	—	—	—	—	—	—
Wang Sidong	Non-executive Director	—	—	—	—	—	—	—	—
Sun Changji	Independent Non-executive Director	—	—	—	—	—	—	—	—
Bruce Douglas Moore	Independent Non-executive Director	25.00	7.00	32.00	—	—	32.00	—	32.00

Name	Position	Basic annual salary	Annual performance bonus	Total salary		Welfare (including benefits and contribution by the employer to social insurances, housing provident fund and enterprise annuity fund)	Total (before tax)		The actual payment in 2012 (before tax)
					Including: deferral payment			Including: deferral payment
Anthony Francis Neoh	Independent Non-executive Director	25.00	5.00	30.00	—	—	30.00	—	30.00
Tang Jianbang	Independent Non-executive Director	—	—	—	—	—	—	—	—
Xia Zhihua	Chairperson of the Supervisory Committee	39.65	86.68	126.33	43.34	32.31	158.64	43.34	115.30
Shi Xiangming	Supervisor	58.98	37.97	96.95	—	30.56	127.51	—	127.51
Luo Zhongmin	Supervisor	6.00	1.50	7.50	—	—	7.50	—	7.50
Yang Cuilian	Employee Representative Supervisor	28.20	22.11	50.31	—	16.67	66.98	—	66.98
Li Xuejun	Employee Representative Supervisor	28.20	19.60	47.80	—	16.22	64.02	—	64.02
Liu Jiade	Vice President	39.65	86.68	126.33	43.34	32.31	158.64	43.34	115.30
Zhou Ying	Vice President	39.65	86.68	126.33	43.34	32.31	158.64	43.34	115.30
Su Hengxuan	Vice President	39.65	86.68	126.33	43.34	32.31	158.64	43.34	115.30
Miao Ping	Vice President	39.65	86.68	126.33	43.34	32.25	158.58	43.34	115.24
Xu Hengping	Chief Operating Officer	36.98	80.83	117.81	40.42	29.85	147.66	40.42	107.24
Li Mingguang	Chief Actuary	49.15	36.44	85.59	—	27.68	113.27	—	113.27

Information regarding the compensation of the Directors, Supervisors and senior management members retired in 2012

Yuan Li	Chairman and Executive Director	11.14	24.35	35.49	12.18	5.27	40.76	12.18	28.58
Shi Guoqing	Non-executive Director	—	—	—	—	—	—	—	—
Zhuang Zuojin	Non-executive Director	—	—	—	—	—	—	—	—
Ma Yongwei	Independent Non-executive Director	—	—	—	—	—	—	—	—
Yang Hong	Employee Representative Supervisor	32.90	24.48	57.38	—	13.81	71.19	—	71.19
Wang Xu	Employee Representative Supervisor	32.90	22.87	55.77	—	16.59	72.36	—	72.36
Tian Hui	Supervisor	7.00	1.75	8.75	—	—	8.75	—	8.75
Hwei-Chung Shao	Chief Actuary	27.12	27.11	54.23	—	16.79	71.02	—	71.02
TOTAL	—	—	—	—	—	—	—	—	1,818.98

Commission File Number 001-31914

Notes:

1.	The total compensation before tax in the above table refers to the total amount of compensation received by the Directors, Supervisors and senior management members of the Company for the year 2012 and includes the amount disclosed in the Company’s 2012 Annual Report.
2.	Pursuant to the relevant PRC regulations, Independent Non-executive Directors Ma Yongwei, Sun Changji and Tang Jianbang did not receive any compensation from the Company in 2012.
3.	The compensation for Directors, Supervisors and senior management members of the Company is calculated based on their respective terms of office in 2012.
4.	The compensation for the Directors and Supervisors of the Company in 2012 is subject to the approval by the 2013 Annual General Meeting of the Company.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 25 March 2014

As at the date of this announcement, the Board comprises Chairman and Executive Director Yang Mingsheng, Vice Chairman and Non-executive Director Wan Feng, Executive Director Lin Dairen, Non-executive Directors Miao Jianmin, Zhang Xiangxian, Wang Sidong and Independent Non-executive Directors Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh and Tang Jianbang.